Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Mr. Chunxiang Li
Chief Financial Officer
China Vitup Health Care Holdings, Inc.
108-1 Nashan Road
Zhongshan District
Dalian, P.R.C.

      Re: Item 4.01 Form 8-K
           Filed April 20, 2010
           File No. 000-52489

Dear Mr. Li:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Tabatha Akins
      Staff Accountant